RALLY RD.

Exclusive Purchase Agreement

As of May 18th, 2020

This exclusive purchase agreement (the “Purchase Agreement”) is made between RSE Archive, LLC (“Purchaser” or “us”) and Cult Wines Ltd. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

▪For a period of time from the date of this Purchase Agreement (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights & Obligations:

▪You maintain possession of the Asset(s) throughout the Period.

▪You will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Purchase Agreement.

▪You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

▪You will not advertise the Asset(s) online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

The Results:

▪Upon the successful completion of an offering through the Rally Rd. platform, you will receive payment of the Consideration for the associated Asset, as outlined below.

Other:

▪This Purchase Agreement may be modified or amended only with the prior written consent of both the Purchaser and Seller.

RALLY RD.

Asset:	2014 Domaine de La Romanée-Conti Assortment
Description:

One case of twelve 75cl bottles, consisting of 1 bottle of Romanée-Conti, 2 bottles of Richebourg, 2 bottles of Grands-Echézeaux, 3 bottles of La Tache, 2 bottles of Romanée-Saint-Vivant and 2 bottles of Echézeaux.

Total Acquisition Cost:	$ 45,980
Consideration: Cash (%) Equity (%) Total	$ 45,980 (100%) (0%) $ 45,980
Other Terms: Down Payment Balance Due	$ 9,196.00 due on May 29, 2020 $ 18,392.00 due on June 26, 2020 $ 18,392.00 due on July 24, 2020

Additional Terms & Conditions:

Acknowledged and Agreed:

By: /s/ Christopher J. Bruno	By: /s/ Jonathan Stevenson
RSE Archive, LLC	SELLER
Name:Christopher J. Bruno	Name: Jonathan Stevenson
Title: Chief Executive Officer	Title: Principal